Exhibit 99.1

UNAUDITED INTERIM CONDENSED STATEMENT OF CONSOLIDATED FINANCIAL POSITION

(thousands of euros)

	6/30/2018	12/31/2017
ASSETS
Non-current assets
Intangible assets	26	123
Property, plant, and equipment	17,418	17,808
Other non-current financial assets	2,544	3,012

Total non-current assets	19,989	20,942

Current assets
Inventories	—	—
Customer accounts receivable	3	1,265
Other current assets	28,033	17,721
Cash and cash equivalents	202,245	137,880

Total current assets	230,281	156,865

TOTAL ASSETS	250,270	177,807

	6/30/2018	12/31/2017
LIABILITIES
Shareholders’ equity
Share capital	3,001	2,499
Premiums related to the share capital	538,668	406,709
Reserves	(264,671)	(131,592)
Net (loss)	(72,074)	(147,693)

Total shareholders’ equity	204,924	129,923

Non-current liabilities
Long-term financial debt	1,550	1,825
Non-current provisions	1,379	1,260
Other non-current liabilities	7,496	8,869

Total non-current liabilities	10,424	11,954

Current liabilities
Bank overdrafts	—	—
Short-term financial debt	2,048	2,325
Current provisions	58	913
Supplier accounts payable	21,599	16,941
Other current liabilities	11,217	15,751
Total current liabilities	34,921	35,930

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	250,270	177,807

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